Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

December 16, 2009	For Immediate Release

NEWS RELEASE

GREAT PANTHER ACQUIRES STRATEGIC CLAIM AT TOPIA

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the “Company”) is pleased to announce that it has acquired a 100% interest in the “La Prieta” concession in the Topia District. The 94 hectare claim hosts two previously mined silver-gold-lead-zinc-quartz vein structures and is situated approximately two kilometres south of the principal veins presently being mined by the Company, and within the Company’s overall land package (see claim map on website). As such, it is within easy hauling distance to Great Panther’s plant in Topia. La Prieta was acquired for US$330,000.

The main La Prieta vein has been intermittently mined over a 400 metre strike length and 100 to 150 metres vertically. Where exposed, it is noted to be 0.15 to 0.5 metres thick and is open to depth and along strike. The vein is similar to the Recompensa vein in that it is richer in gold than most others in the Topia District. In fact, La Prieta may continue the southward gold-rich trend that has been observed at the veins currently being mined at Topia. Mineralogy comprises quartz, pyrite, sphalerite and galena.

There are no historical production records for La Prieta, and it has never been drilled, but preliminary underground channel sampling by the Company ranges from 131g/t silver, 1.4g/t gold, 0.52% lead, and 0.33% zinc across a 0.15 metre width to 600g/t silver, 9.82g/t gold, 2.1% lead, and 5.7% zinc across a 0.5 metres width. The vein is oriented ENE-WSW with a steep north dip.

The La Prieta vein will be drill tested during the upcoming spring 2010 surface drilling program at the Topia Mine. Plans for mine development will then be prepared leading to a production decision by the third quarter of 2010. The acquisition of La Prieta is anticipated to provide additional millfeed for the Topia operation in coming years and demonstrates the Company’s commitment to the region.

Mine development samples from Topia are assayed in the on-site laboratory for gold, silver, lead, zinc, and iron. Monthly, a random set of approximately 5% of the pulps are assayed by SGS at the Company's Guanajuato Mine site laboratory as duplicate quality control. All Topia Mine surface sampling and drill core samples are assayed by SGS at the Company's Guanajuato Mine site laboratory. Robert F. Brown, P. Eng and Vice President of Exploration for the Company, is the Qualified Person for the Topia Mine Project, under the meaning of NI43-101, and has reviewed these results. The Company's QA/QC program includes the regular insertion of blanks and standards into the sample shipments.

For further information, please visit the Company’s website at www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such

Great Panther Resources Limited Suite 2100, 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Telephone: (604) 608 1766 Fax (604) 608 1744 TSX: GPR SEC 20-F Statement Filed; Standard & Poor’s Listed

forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.